United States securities and exchange commission logo





                              November 8, 2022

       David Hamamoto
       Co-Chief Executive Officer
       DiamondHead Holdings Corp.
       250 Park Ave., 7th Floor
       New York, New York 10177

                                                        Re: DiamondHead
Holdings Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 11,
2022
                                                            File No. 333-267820

       Dear David Hamamoto:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed October 11, 2022

       Cover page

   1. On the cover page, please revise to quantify the interests in the business combination that the Sponsor, its
affiliates, and DHHC's directors and officers have that may be different from, in addition to,
or may conflict with the interests of DHHC stockholders which may incentivize them to
complete the business combination.
   2. Please revise your cover page to indicate and define the Minimum Cash Condition.
       Selected Definitions and Basis of Presentation, page vi

   3.                                                   We note your statement,
on page viii, that    Certain sections in this proxy
                                                        statement/prospectus
also refer to a 25% redemption scenario, 50% redemption scenario
 David Hamamoto
FirstName LastNameDavid  Hamamoto
DiamondHead   Holdings Corp.
Comapany 8,
November  NameDiamondHead
             2022            Holdings Corp.
November
Page 2    8, 2022 Page 2
FirstName LastName
         and/or a maximum redemption scenario. Unless otherwise specified, that scenario assumes for illustrative purposes that all of the assumptions described above apply, except
         that (i)     (iii) in respect of the maximum redemption scenario,
22,024,388 Public Shares
         (including all of the Public Shares held by the Anchor Investors) are redeemed and the
         Minimum Cash Condition has not been waived by GSH, resulting in an aggregate payment of approximately $220,243,880 million from the Trust Account. It appears to us that the assumptions you use throughout your prospectus is that the maximum redemption is $220 million from the $345 million in the Trust account so that $125 million remaining in the Trust Account satisfies the $125 million minimum cash requirement of GSH. We do not understand your basis for this assumption given that a greater number of shareholders, than 22,024,388, may seek to redeem their shares. It appears that the maximum redemption should reflect the maximum redemptions possible.
         Please revise as appropriate.
Questions and Answers About The Business Combination, page ix

4. We note your disclosure on page x that each GSH Option will be exchanged for an option to purchase a number of UHG Class A Common Shares and each GSH Warrant will be converted into a warrant to acquire a number of UHG Class A Common Shares.
         Please revise your filing to disclose the number of options to be issued and the terms and the amount of warrants to be issued and the terms under both the minimum and maximum redemption scenarios.
Risk Factors
The Sponsor and DHHC's directors, officers and their affiliates may elect to purchase Public
Shares, ..., page 50

5. We note disclosure in your risk factor that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules
         Compliance and Disclosure Interpretation 166.01 for guidance. Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page
69

6. We note your footnote 1 that aggregate potential consideration will be $700 million less adjustments for cash and net debt. Please tell us how your potential consideration (i.e.
         number of UGH Class A and B Common shares and Earn Out Shares) results in a consideration value of $700 million less adjustments for cash and net debt.
7. We note your adjustment 3c. Please tell us how you determined it is appropriate to record the impact of transaction costs in the line item for prepaid expenses and other current assets.
 David Hamamoto
FirstName LastNameDavid  Hamamoto
DiamondHead   Holdings Corp.
Comapany 8,
November  NameDiamondHead
             2022            Holdings Corp.
November
Page 3    8, 2022 Page 3
FirstName LastName
8. We note your adjustments 3(d)(7), 4(d) and 5(d) and we note your footnote 7. Please address the following:
             Please clarify for us how you derived the amount for 3(d)(7); in this regard, please clarify how the amount for APIC and retained earnings is less than the sum of the stock compensation expense for the year ended December 31, 2021 and the six months ended June 30, 2022.
             Please revise to disclose the inputs and assumptions used to value the earnout consideration issuable to holders of GSH options.
9. We note your adjustments 3e, 4a and 5a. Please tell us and revise to clarify your basis for your determination that the markup on land should be 15%. Please revise to disclose any material uncertainties, if any, with respect to this adjustment. Please refer to Rule 11-02 of Regulation S-X.
10. Please tell us how you determined it was unnecessary to reflect the income tax expense impact from your Autonomous Entity Adjustments. Please refer to Rule 11-02 of
         Regulation S-X.
11. We note your adjustments for transaction costs at 4b and 5b. Please tell us and revise your filing to clarify how you derived the amounts you reflected as pro forma adjustments for transaction costs.
12. We note your footnote 7. Please revise to disclose the quantitative inputs and assumptions used to calculate the fair value of the earnout.
Legal Proceedings, page 109

13. We note your brief discussion of the class action and derivative lawsuits in connection with the DiamondPeak-Lordstown Motors merger and claims relating to Lordstown vehicle pre-orders and production time line. Please revise to address in greater detail the factual allegations of the lawsuits and the compensation and relief sought in each lawsuit.
DHHC Management's Discussion and Analysis of Financial Condition and Results of Operations
Controls and Procedures, page 122

14. We note your disclosure on page 122 that your Chief Executive Officer and Chief
         Financial Officer concluded that your disclosure controls and procedures were effective as of June 30, 2022. We further note your disclosure on page 57 that your management has concluded that your disclosure controls and procedures were not effective as of June 30,
         2022. Please revise or advise.
Information about GSH
Owned and Controlled Lots, page 138

15. We note your owned lots decreased from 2,764 lots at December 31, 2021 to 275 lots at
         June 30, 2022. We further note you had 69 active communities at the end of December
         2021 and 57 active communicates at the end of June 2022 and that your inventory
 David Hamamoto
FirstName LastNameDavid  Hamamoto
DiamondHead   Holdings Corp.
Comapany 8,
November  NameDiamondHead
             2022            Holdings Corp.
November
Page 4    8, 2022 Page 4
FirstName LastName
         increased from $140 million at December 31, 2021 to $174M at June 30, 2022. In light of the moderate decrease in active communities and moderate increase in inventory, please clarify how you had a substantial decrease in owned lots.
GSH's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 148

16. We note your disclosure that GSH has been affected by supply chain disruption as a result of the COVID-19 pandemic. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
17. We note your disclosure that in 2021 and continuing through 2022, the rate of inflation in the United States increased significantly and may continue to increase and that inflation can be correlated with higher mortgage rates. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the impact of inflation and mortgage interest rates on cost of sales, gross profit, inventory and taxes as well as decrease in demands for homes, increase in cancelation rates, and decrease in backlog.
Results of Operations, page 154

18. We note you have multiple factors that impact your results of operations for several line items. For example purposes only, on page 154, you disclose that cost of sales increased due to inflationary effects on inputs costs and due to an increase in number of homes closed. Please revise your disclosures to separately quantify the impact from each factor.
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, page 159

19. We note your adjustment for transaction expenses to arrive at Adjusted EBITDA. Please tell us and revise your filing to clarify the nature of such transaction expenses. Further, please tell us and revise your filing to clarify why the exclusion of transaction expenses provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.
20. We note your adjustment for interest expense to arrive at EBITDA. Please revise your line item description to indicate that this line item reflects interest expense in cost of sales.
The Business Combination
Merger Consideration, page 183

21. We note your disclosure that the upfront consideration is based on an equity value for
         GSH of $500 million. Please address the following:
 David Hamamoto
FirstName LastNameDavid  Hamamoto
DiamondHead   Holdings Corp.
Comapany 8,
November  NameDiamondHead
             2022            Holdings Corp.
November
Page 5    8, 2022 Page 5
FirstName LastName
                Please clarify for us if the upfront consideration is intended to equal $407 million (i.e.
              $500 million less a downward adjustment for GSH's closing cash and closing
              indebtedness of $93 million) or some other amount.
                To the extent it is intended to equal $407 million, please clarify for us how the value of the UGH Class A common shares, value of the UGH Class B common shares, and
              value of the Earn Out shares results in $407 million of
consideration.
                To the extent it is intended to equal some other amount, please clarify for us how the value of the UGH Class A common shares, value of the UGH Class B common
              shares, and value of the Earn Out shares results in that other amount of consideration.
                To the extent the upfront consideration includes the Earn Out Shares, please clarify for us how the earn out consideration is deemed to be upfront consideration.
Background of the Business Combination, page 184

22.      Please revise to clarify in the negotiations with Company C what
certain key terms    that
         DHHC believed Company C would not be likely to agree upon to move the business combination forward.
23.      We note your statement, on page 11, that    Other than the Financing
Commitment Letter,
         as of the date of this proxy statement/prospectus, no party to the Business Combination
         Agreement has entered into any PIPE transactions or other equity financing arrangement with any investor." We also note your statement, on page 197, that DHHC may enter into other financing arrangements as needed, in addition to the transactions contemplated under the Financing Commitment Letter, to satisfy the Minimum Cash
Condition     set
         forth in the Business Combination Agreement. Other than the Financing Commitment
         Letter, as of the date of this proxy statement/prospectus, no party to the Business
         Combination Agreement has entered into other financing arrangement with any investor.
         Finally, we note your statement that    In July 2022, representatives
of DHHC, GSH, BTIG
         and Zelman discussed conducting a potential PIPE process, and collectively determined not to launch a PIPE process at this time and to re-visit a potential structured PIPE later in the process, after announcement of a transaction but before closing. Please revise to address this discussion in the Background Section in more detail to clarify if/when DHHC and GSH are contemplating doing a potential PIPE transaction. Also revise your disclosure in the section Contemplated Financing Transactions, on page 197, to address any contemplated financing arrangements if the minimum cash condition is not satisfied with funds from the Trust. Advise us if DHHC or GSH have had, or anyone on your behalf, have initiated substantive discussions regarding any additional financing arrangements.
Certain Unaudited Prospective Financial Information of GSH, page 197

24.      We note your statement that    Assumptions that were used by GSH in
developing the
         prospective financial information included, but were not limited to,
the following:    Please
         revise to clarify that these assumptions were the material assumptions used in developing that prospective financial information.
 David Hamamoto
FirstName LastNameDavid  Hamamoto
DiamondHead   Holdings Corp.
Comapany 8,
November  NameDiamondHead
             2022            Holdings Corp.
November
Page 6    8, 2022 Page 6
FirstName LastName
Selected Financial Analyses, page 199

25. We note your use of the term "pro forma revenue" on page 200 and "pro forma projected
         EBITDA margin" on page 201. Please tell us how you considered the possibility of this measure being confused with pro forma information prepared in accordance with Article
         11 of Regulation S-X. Alternatively, please revise to use a term other than "pro forma."
26.      Please provide more detail about how DHHC   s management selected the
companies used
         in its comparable company analysis, especially the land-light homebuilding companies.
         Also, disclose whether any companies meeting the criterion of publicly traded companies in the homebuilding industry were excluded from the analysis. Interests of DHHC's Directors and Executive Officers in the Business Combination, page 201

27. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
          Provide similar disclosure for the company   s officers and
directors.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES, page 229

28.      We note your statement that    The following discussion is a summary
of certain material
         U.S. federal income tax consequences for holders of Public Shares that participate in the
         Business Combination or elect to have their Public Shares redeemed for
cash.    Please
         revise to remove    certain    from your introductory sentence.
29.      We note your statement, on page 233, that    NOTHING IN THE FOREGOING
IS
         INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE....    Please
         remove or revise the general disclaimers regarding tax consequences as investors are entitled to rely on your disclosure in the registration statement. Warrants, page 244

30. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Experts, page 260

31. Please revise your expert section to also reference the financial statements as of December
         31, 2020 and for the period from October 7, 2020 (inception) through December 31, 2020 for DiamondHead Holdings Corp.
General

32.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
33. Please clarify whether Goldman Sachs has agreed to waive its deferred underwriting fees.
         We note potentially contradictory disclosure as noted on pages xii, xvii, and 120 while
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FirstName LastNameDavid  Hamamoto
DiamondHead   Holdings Corp.
Comapany 8,
November  NameDiamondHead
             2022            Holdings Corp.
November
Page 7    8, 2022 Page 7
FirstName LastName
         page F-33 indicates that, as of June 30, 2022, Goldman Sachs will receive its underwriting fees.
34. We note that it appears that Goldman Sachs & Co. LLC has agreed to waive the deferred underwriting commissions. Please clarify why Goldman Sachs has waived the deferred underwriting commission and if they received anything for waiving this fee. Also clarify whether Goldman Sachs will perform any additional services after the business combination. Please also advise us if there are any additional fees payable to Goldman
         Sachs beyond the contingent underwriting fees. Finally, advise us whether Goldman Sachs performed any additional services after the IPO with contingent fees.
35. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
 David Hamamoto
DiamondHead Holdings Corp.
FirstName
November 8,    LastNameDavid
                 2022        Hamamoto
Comapany
Page    8      NameDiamondHead Holdings Corp.
November 8, 2022 Page 8
cc:       Robert Downes
FirstName LastName